SIT MUTUAL FUNDS BOND FUNDS

	U.S. Government Securities Fund	Tax-Free Income Fund	Minnesota Tax-Free Income Fund
Investment Objectives	High current income and safety of principal	Current income exempt from federal tax	Current income exempt from federal and Minnesota tax
Min./Addtl. Inv. Regular Acct.	$5,000/$100	$5,000/$100	$5,000/$100
Min./Addtl. Inv. Retirement Acct.	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	U.S. government securities	Municipal securities whose income is exempt from federal income tax	Municipal securities whose income is exempt from federal and MN income tax
Investment Parameters	100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs	At least 80% of net assets invested in municipal securities whose income is exempt from federal income tax; primarily invested in securities rated investment-grade at the time of purchase	At least 80% of net assets invested in municipal securities whose income is exempt from federal and MN income tax; primarily invested in securities rated investment-grade at time of purchase
Dividend Policy	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution
Expense Ratios as of 8/1/09	0.80%[1]	0.77%[1]	0.80%
Total Assets as of 3/31/2010	$768.7 Million	$153.5 Million	$290.8 Million
Inception Date	6/2/87	9/29/88	12/1/93
NASDAQ Symbols	SNGVX	SNTIX	SMTFX
Cusip Numbers	829800-10-1	829799-10-5	82979K-10-0

(1) Net of voluntary fee waiver. The contractual fee (without waivers) for the U.S. Government Securities Fund is 1.00% (.80% of assets in excess of $50 million) per year of the Fund's average daily net assets, and the Tax-Free Income Fund is .80% per year of the Fund's average daily net assets. After December 31, 2010, these voluntary fee waivers may be discontinued by the Adviser in its sole discretion.

SIT MUTUAL FUNDS EQUITY FUNDS

	Balanced Fund	Dividend Growth Fund		Global Dividend Growth Fund		Large Cap Growth Fund	Mid Cap Growth Fund	International Growth Fund	Small Cap Growth Fund	Developing Markets Growth Fund
		Class I[1]	Class S[1]	Class I[1]	Class S[1]					
Investment Objectives	Long-term capital appreciation, preserve principal and provide income	Provide current income that exceeds the dividend yield of the S&P 500 Index; Long-term capital appreciation.		Provide current income that exceeds the dividend yield of a composit Index (60% S&P 500 Index and 40% MSCI EAFE Index); Long-term capital appreciation.		Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long-term growth	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation
Min./Addtl. Inv. Regular Acct.	$5,000/$100	$100,000/$100	$5,000/$100	$100,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100
Min./Addtl. Inv. Retirement Acct.	$2,000/$100	$100,000/$100	$2,000/$100	$100,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	Diversified portfolio of stocks and bonds	Common stocks of companies that pay dividends		Common stocks of companies that pay dividends issued by U.S. and foreign companies		Common stocks of medium- to large-sized growth companies	Common stocks of small- and mid-sized growth companies	Common stocks of companies located outside the U.S.	Common stocks of small growth companies	Common stocks of companies located in developing markets
Investment Parameters	Between 35% and 65% of net assets in common stocks; between 35% and 65% of net assets in fixed-income securities	At least 80% of net assets in dividend-paying common stocks; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in dividend-paying common stocks issued by U.S. and foreign companies; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in common stocks of companies with market caps of $5 billion or more at the time of purchase	At least 80% of net assets in common stocks of companies with market caps of $2 billion to $15 billion at the time of purchase	At least 90% of net assets in common stocks of companies outside the U.S.; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets	At least 80% of net assets in common stocks of companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000 Index measured at the end of the previous 12 months	At least 80% of net assets in common stocks of companies domiciled or operating in developing markets
Dividend Policy	Quarterly (if any) automatically reinvested, may request cash distribution	Quarterly (if any) automatically reinvested, may request cash distribution		Quarterly (if any) automatically reinvested, may request cash distribution		Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution
Expense Ratios as of 11/1/09	1.00%	1.00%	1.25%[2]	1.25%	1.50%[2]	1.00%	1.15%[3]	1.50%[3]	1.50%	2.00%
Total Assets as of 3/31/10	$11.8 Million	$41.0 Million	$28.2 Million	$3.2 Million	$1.0 Million	$471.4 Million	$147.7 Million	$24.5 Million	$66.9 Million	$16.8 Million
Inception Date	12/31/93	12/31/03	3/31/06	9/30/08	9/30/08	9/2/82	9/2/82	11/1/91	7/1/94	7/1/94
NASDAQ Symbols	SIBAX	SDVGX	SDVSX	GDGIX	GDGSX	SNIGX	NBNGX	SNGRX	SSMGX	SDMGX
Cusip Numbers	82980D-20-2	82980D-70-7	82980D-80-6	82980D-88-9	82980D-87-1	829797-10-9	829796-10-1	82980D-10-3	82980D-30-1	82980D-40-0

(1) Please refer to your prospectus for details on the Dividend Growth Fund and Global Dividend Growth Fund share classes.
(2) Includes a 25 basis point 12b-1 fee.
(3) Net of voluntary fee waiver. The contractual fees (without waivers) for the Mid Cap Growth and the International Growth Funds are 1.25% and 1.85% per year, respectively, of the Fund's average daily net assets. After December 31, 2010, these voluntary fee waivers may be terminated at any time by the Adviser.